EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Illumina, Inc. for the registration of $400,000,000 principal amount of its 0.625% convertible senior notes due 2014 and 9,161,160 shares of its common stock to be filed on or about August 13, 2007, and to the incorporation by reference therein of our reports dated February 23, 2007, with respect to the consolidated financial statements and schedule of Illumina, Inc., Illumina, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Illumina, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young llp
San Diego, California
August 10, 2007